March 23, 2022

VIA EDGAR TRANSMISSION

Mr. Jeremy Esperon

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Mr. Esperon:

On January 23, 2022, the Registrant filed a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with the AlphaCentric Robotics and Automation Fund (the “Fund”). On March 3, 2022, we provided the Registrant’s responses to the initial comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Proxy Statement. In that correspondence, the Registrant proposed to narrow the Fund’s industry concentration policy to companies operating within the machinery, electrical equipment, healthcare equipment and supplies and healthcare technology industries, collectively.

In a telephone conversation on March 5, 2022, you provided an additional comment that the proposed industry concentration policy outlined in the March 3, 2022 correspondence was impermissible. You explained the Staff’s position that a group of related industries should be from the same sector, and noted that the machinery and electrical equipment industries were in a different sector from the healthcare equipment and supplies and healthcare technology industries. You suggested that the Registrant could either (i) adopt two separate industry concentration policies or (ii) provide a much more detailed economic analysis for the Staff to review describing why the proposed industries share the same primary economic characteristics.

In response to the Staff’s comment, the Registrant will adopt a second industry concentration policy to invest more than 25% of the Fund’s net assets in securities issued by companies operating within the healthcare equipment and supplies and healthcare technology industries, collectively. To be clear, this industry concentration policy will be additional to the Fund’s existing industry concentration policy to invest more than 25% of the Fund’s net assets in securities issued by companies operating within the machinery and electrical equipment industries, collectively.

The Registrant has amended Proposal 1 of the Proxy Statement to state the following:

To approve ~~a change in the Fund’s~~ an additional fundamental industry concentration policy to require that the Fund invest more than 25% of its net assets

Mr. Jeremy Esperon

March 23, 2022

in securities issued by companies operating within the ~~machinery, electrical equipment,~~ healthcare equipment and supplies and healthcare technology industries, collectively. Currently, recognized industry classification systems do not recognize robotics and automation as an industry. The industries listed in the Fund’s concentration policy are those where many robotics and automation companies are currently classified. Industry classification systems evolve over time and if robotics and automation were to be recognized as an industry, it will be included in the Fund’s concentration policy.

The Registrant has made additional changes to the Proxy Statement consistent with this revised proposal as reflected in the attached redline.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Attachment

cc: JoAnn M. Strasser

Elisabeth Bentzinger, Esq.